SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549

                        SCHEDULE 13D

          Under the Securities Exchange Act of 1934

                      Ensys Environmental Products, Inc.
                      (Name of Issuer)

                      Common stock, $0.01 Par Value
               (Title of Class of Securities)

                         293598 10 8
                       (CUSIP Number)

                       Geoffrey Nunes
                    MILLIPORE CORPORATION
                        80 Ashby Road
                      Bedford, MA 01730
                       (617) 533-2209

 (Name, Address and Telephone Number of Person Authorized to
             Receive Notices and Communications)

                      March 29, 1996
   (Date of Event Which Requires Filing of this Statement)

   If  the  filing person has previously filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box [   ].

   Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7.)

  * The remainder of this cover page shall be filled out for a reporting person's initial filing of this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
CUSIP No.  293598 10 8

1)  Names of Reporting Persons/S.S. or I.R.S. Identification Nos.
of Above Persons
  Millipore Corporation       /04-2170233

2)  Check the Appropriate Row if a member of a Group (See
Instructions)
     (a)
     (b)

3)  SEC Use Only

4)  Source of Funds (See Instructions)                     OO

5)  Check if Disclosure of Legal Proceedings is Required
Pursuant to Item 2(d)
 or 2(e)

6)  Citizenship or Place of Organization
Massachusetts

 Number of
 Shares Bene- (7)  Sole Voting Power Millipore Corporation -- 1,100,000
 ficially     (8)  Shared Voting Power            0
 Owned by     (9)  Sole Dispositive Power Millipore Corporation -- 1,100,000
 Each Reporting  (10)  Shared Dispositive Power   0
 Person With
11)  Aggregate Amount Beneficially Owned by Each Reporting Person
               Millipore Corporation -- 1,100,000

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
_____________________________________________________

13)  Percent of Class Represented by Amount in Row (11)  As
of 3/29/96:  15.5%

14)  Type of Reporting Person (See Instructions)    CO









Item 1.   Security and Issuer
     Equity Securities:       Common Stock, $0.01 Par Value
     Issuer:                  Ensys Environmental Products, Inc.
                              4222 Emperor Boulevard
                              Durham, NC  27703

Item 2.   Identity and Background
(a)                           Name:    Millipore Corporation
(b)                           State of Organization:   Massachusetts
(c)                           Address of Principal     80 Ashby Road
     Business & Office:       Bedford, MA 01730
(d)                           Criminal Proceedings:    Not
Applicable
(e)                           Civil Injunction
   relating to Federal or
   State Securities laws:     Not Applicable

Item 3. Source and Amount of Funds or Other Consideration The reported shares of Common Stock of Ensys Environmental Products, Inc. were delivered to Millipore Corporation in partial consideration for the divestiture sale of the business, assets and goodwill of the Millipore EnviroGard Business Line.

Item 4.   Purpose of Transaction
The shares of Common Stock of Ensys Environmental Products, Inc. reported herein were acquired by the reporting person pursuant to the divestiture sale of the former Millipore EnviroGard Business Line to Ensys Environmental Products, Inc. on March 29, 1996. The reporting person intends to hold such Common Stock for investment. The reporting person has no plans or proposals relating to the acquisition of additional securities of the issuer or with respect to material changes in the issuer's business or corporate structure, including those matters enumerated in paragraphs
(a) through (j) of Item 4 to Schedule 13-d.

Item 5.   Interest in Securities of the Issuer.
(a)  Millipore Corporation      1,100,000 shares  15.5 %*

*  Based  on 5,994,789 shares of Common Stock outstanding
   as   of   March  14,  1996,  as  reported   in   Ensys
   Environmental Products, Inc. Annual Report on Form 10-
   K  for  the  fiscal year ended December 31, 1995  plus
   the  1,100,000  shares issued to the reporting  person
   on March 29, 1996 as reported herein.
(b)  Millipore Corporation    1,100,000 shares    sole power to
                                                  vote or dispose
(c) Other than the acquisition reported herein, there have been no transactions in the Common Stock of Ensys Environmental Products, Inc. by the person enumerated in paragraph (a) above within the last 60 days.
(d)-(e)  Paragraphs (d) & (e) of Item 5 of Schedule  13-d  are
      Not Applicable.

Item 6.Contracts, Arrangements, Understandings or
       Relationships With Respect to Securities of the
       Issuer.
This Item is Not Applicable.

Item 7.   Material to be Filed as Exhibits.
This Item is Not Applicable.

                          SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        April 17, 1996
                                           (Date)

                                   MILLIPORE CORPORATION



By: /S/ Geoffrey Nunes
   Geoffrey Nunes, Senior  Vice President